UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Chief Risk Officer

Lufax Holding Ltd (the “Company”) has recently appointed Dr. Jian Yang as its Chief Risk Officer, effective on November 8, 2021. Dr. Yang has served as a non-executive director of LU International (Hong Kong) Limited since March 2021 and Lu International (Singapore) Financial Asset Exchange (PTE) Ltd. since April 2021, two subsidiaries of the Company. Prior to joining the Company, Dr. Yang served as the Chief Risk Officer and the head of risk management department of First Capital Securities Co., Ltd. (SZSE: 002797) (“First Capital”) and the supervisor of three subsidiaries of First Capital from September 2013 to February 2021, a senior vice president for franchise risk and strategy at Citigroup from July 2008 to September 2013, an assistant vice president at investment strategy department of GE Capital from June 2006 to July 2008, and a principal analyst at business architecture and technology department of ISO New England from October 2003 to June 2006. Prior to that, Dr. Yang also had over five years of working experience at ABB and GE in the areas of structured project finance, asset valuation, market simulation and strategic energy consulting. Dr. Yang obtained his bachelor of science degree and master of science degree in electrical engineering from Tsinghua University, his Ph.D. degree in electrical engineering from Missouri University of Science & Technology and his MBA degree from the Wharton School of University of Pennsylvania.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ James Xigui Zheng
Name:	James Xigui Zheng
Title:	Chief Financial Officer

Date: November 12, 2021